December 4, 2007
Via Edgar
Mr. Rufus Decker
Accounting Branch Chief
United States Securities and Exchange Commission
100 F Street, N.E., Stop 7010
Washington, D.C. 20549

Re:	Pactiv Corporation
Form 10-K for Fiscal Year Ended December 31, 2006
Forms 10-Q for Fiscal Quarters Ended March 31, 2007 and
June 30, 2007
File No. 1-15157
Dear Mr. Decker:
We are writing in response to your letter dated October 24, 2007, regarding the above filings. For your convenience, we have repeated your comments in bold.
Form 10-K for the year ended December 31, 2006
Item 3. Legal Proceedings, page 6
2.	Please tell us, with a view toward future disclosure, the relief sought in the lawsuits pending in the US District Court in Alabama. Disclose how many claimants do not assert any specific amount of damages and disclose the range of damages asserted by all other claimants. For example, “X claims assert damages of $; X claims assert between $ and $ in compensatory and between $ and $ in punitive damages; X claims seek compensatory damages of less than $,” etc.
Response: The relief sought in each of the lawsuits pending in the US District Court in Alabama is generally unspecified damages. A few plaintiffs specify the amounts of the alleged property damage portion of their claims, but the property damage claims in whole are not material. None of the plaintiffs has asserted any specific amount of damages for their alleged personal injuries, which form the primary allegations of the lawsuits. Accordingly, we are not able to quantify the range of damages sought by the plaintiffs as requested in your letter. We have revised our disclosure in our Report on Form 10-Q for the fiscal quarter ended September 30, 2007 (filed November 9, 2007), related to these cases to indicate that the plaintiffs have not yet specified an amount of alleged damages, and that due to the uncertainties related to these cases we are not presently able to quantify our financial exposure, if any, relating to such matters.

Securities and Exchange Commission
December 4, 2007

3.	Please tell us, with a view toward future disclosure, whether the consent decree with the Michigan Department of Environmental Quality involves any monetary sanctions of $100,000 or more. See Instruction 5(C) to Item 103 of Regulation S-K.
Response: The consent decree with the Michigan Department of Environmental Quality does not involve any monetary sanctions.
Selected Financial Data, page 9
4.	Your presentation of “operating income prior to restructuring” within your selected financial data gives too much prominence to this non-GAAP amount. Please remove this non-GAAP measure from your statement of income and present it under a separate Data Caption in your selected financial data section, such as Other Data. You should also either include the information required by Item 10 of Regulation S-K in a footnote to the Data Caption or refer to the sections in MD&A where it is included. See Item 10(e)(i) of Regulation S-K.
Response. In the selected financial data table in future filings we will remove the line items “Operating income prior to restructuring” and “Restructuring and other charges/(credits)”. In the separate section labeled “Other Information,” we will include a footnote stating that operating income includes restructuring and other charges (credits) and will include those amounts by year.
Management’s Discussion and Analysis of Financial Condition
and Results of Operations
Year 2006 Compared With 2005, page 12
5.	Please expand/revise your discussion under results of operations for all periods to:
•	Quantify each factor you cite as impacting your operations. For example, you disclose the increase in 2006 total operating income is attributable to a positive spread, lower operating costs, offset partially by higher selling, general administrative costs, without quantifying the impact attributed to each component.

•	Describe unusual or infrequent events, significant economic changes, and significant components of revenue and expenses. For example, your discussion of the increase in 2006 sales for the Consumer Products division does not explain why there was a double-digit volume increase in food-storage bags or a volume decrease in foam tableware and waste bags.

Securities and Exchange Commission
December 4, 2007

•	Discuss the extent to which material increases in total sales are attributable to increases in prices, volume or amount of goods being sold, or introduction of new products. For example, part of your explanation for the increase in operating income was positive spread without further analysis as to whether this was a one-time event or may continue in the future and the impact on future sales. In addition, we note in your Business section that you discuss development of new products and value-added product-line extensions that are essential to your continued growth; however, your MD&A discussion does not include an analysis of how new products impacted your net sales and costs.
Response: We have expanded our Management’s Discussion and Analysis (MD& A) in our most recently filed 10-Q for the quarterly period ended September 30, 2007 to address the items above. This includes quantifying the impact of the various factors impacting operations and disclosing significant changes in operating revenue and expenses. When we know specific, supportable reasons for significant changes, we include the explanations. In 2007, the only significant unusual event was the acquisition of Prairie Packaging, Inc. and we have thoroughly disclosed the impact of this acquisition on our business results and financial position. We also disclosed in the “Significant Trends” section of the MD&A the impact of the recent significant rise in oil and energy prices and the potential effect on future raw material costs and the possible pricing actions we may undertake as result of these costs increases. We believe the MD&A reflects the explanation of results and outlook for the future that are most important to management and most relevant to understanding our business from the perspective of management. In 2007, new products have not had a significant impact on sales and costs. The nature of our new product development pipeline is that its impact on sales and costs is not consistent or continuous. When its impact is significant, we will provide the appropriate analysis in our MD&A.
Financial Statements
Report of Independent Registered Public Accounting Firm, page 24
6.	Your auditor’s report indicates that its audits also included the financial statement schedule listed in the Index at Item 15(a). However, there is no Item 15(a) within your document. Please revise your auditor’s report to reflect Item 15 or revise your document to include Item 15(a). Please revise to ensure that your disclosures are consistent.
Response: The reference in the Auditor’s Report should be to item 15. The auditor will correct its report in future filings.
Note 2. Summary of Accounting Policies, page 30

Securities and Exchange Commission
December 4, 2007

Inventories, page 31
7.	You should use one inventory method for similar types of inventories. A mixture of methods should only be used for different types of inventories, particularly when there are valid business reasons for doing so. Please disclose which types of inventory you use each method for. Please disclose whether you use both methods for any similar types of inventory. If so, please also disclose your basis for doing this. In a portion of these instances, this may be due to the LIFO method being used for similar types of inventory in countries that permit the LIFO method and the FIFO method may be used in countries that do not permit the use of the LIFO method.
Response: Products which are made and sold in the United States and use polystyrene, polyethylene, APET or paper as their principal raw material utilize the LIFO method of inventory accounting. Similar products which are produced and sold outside of the United States use the FIFO or the average cost method of inventory accounting because in those countries in which we operate, the LIFO method is not permitted. Worldwide, we use the FIFO method for production supplies and other types of inventory made of aluminum and polypropylene. We will expand our inventory accounting policy footnote in future filings to explain the use of different valuation methods.
Revenue Recognition, page 32
8.	On page 19, you indicate that in arriving at net sales, you estimate the amount of deductions from sales that are likely to be earned or taken by costumers in conjunction with incentive programs. These programs include volume rebates, early payment discounts, and coupon discounts. If you pay slotting fees, engage in cooperative advertising programs, have buydown programs, or make other payments to resellers, please disclose your accounting policy for each of these types of arrangements, including the statement of income line item that each type of arrangement is included in. For each expense line item that includes these types of arrangements, please disclose the related amounts included in that line item. For each type of arrangement treated as an expense rather than as a reduction of revenues, please tell us how this type of arrangement meets the requirements in EITF 01-9. Please also discuss in MD&A any significant estimates resulting from these arrangements.
Response: Our future filings will be expanded to disclose that in addition to the programs we already disclose, we pay slotting fees and participate in cooperative advertising programs. Our accounting policy for all these programs is to deduct the expenses from revenues in accordance with EITF 01-9. We do not record the

Securities and Exchange Commission
December 4, 2007

expenses of any of these types of programs in selling, general, or administrative expenses. In addition, our Summary of Accounting Policies in the footnotes to our Financial Statements will be expanded to explain that the costs of these programs are deducted from revenues in accordance with EITF 01-9.
Note 5. Discontinued Operations, page 36
9.	On pages 30 and 36, you indicate that you completed the sale of most of your protective and flexible packaging business. You also indicate that you retained portions of the protective and flexible packaging business in your Foodservice/Food Packaging segment. Please disclose and tell us the facts and circumstances that resulted in you retaining portions of the business. Given that you retained portions of the business, please also tell us how you determined that you met the requirements of paragraph 42 of SFAS 144. Refer also to paragraph A26 of SFAS 144.
Response: The principal business retained was our European Molded Fiber food packaging business. This was a standalone business that was not integrated with the businesses sold. We did not offer this business for sale, and we have no plans to sell this business. After the sale, Molded Fiber Europe has had no operating or financial involvement with the divested businesses. The operations and cash flows of the divested Protective and Flexible businesses have been eliminated from the ongoing operations of Pactiv and there is no involvement by Pactiv in the operation of those businesses.
Note 6. Long-Term Debt, Short-Term Debt and Financing Arrangements, page 37
10.	On page 21, you indicate that as of December 31, 2006, you had public debt securities of $875 million outstanding. Since it appears that your Debentures are registered under the Securities Act of 1933, please disclose and tell us whether your public debt was issued by you, the parent company, or one of your subsidiaries. Please also disclose and tell us whether your subsidiaries and/or you, the parent company, are guarantors of the public debt securities. If your public debt securities are issued by you, the parent company, or one of your subsidiaries and you, the parent company, and/or subsidiaries are guarantors of your public debt, please tell us what consideration you gave to Rule 3-10 of Regulation S-X.
Response: All of our public debt securities have been issued by Pactiv Corporation, our parent corporation. None of our subsidiaries have issued any public debt securities or guaranteed the parent company debt. Therefore, Rule 3-10 of Regulation S-X has no impact on our financial statements or related disclosures.

Securities and Exchange Commission
December 4, 2007

Exhibits 31.1 and 31.2
11.	We note that the identification of the certifying individual at the beginning of the certification required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual. In future filings, the identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual’s title.
Response: We will not include the certifying individual’s title at the beginning of the certifications required by Exchange Act Rule 13a-14(a).
Schedule 14A Filed on April 2, 2007
Executive Compensation — Compensation Discussion and Analysis, page 11
12.	Refer to the last paragraph of Section II.B in Release No. 37-8732A, which states that a principal executive officer’s compensation should be discussed separately where the policy or decisions for that executive officer are materially different. Please tell us supplementally, with a view toward disclosure in future filings, more about your executive officers’ compensation in this regard, as certain amounts listed in your Summary Compensation Table appear to be based on policies or decisions that are materially different from the policies or decisions for your other executive officers.
Response: The policy and decisions for the compensation of the principal executive officer (PEO) are not materially different from the policy and decisions for the compensation of the other executive officers. Specifically,
1.	Comparison Group. We used the same comparison group for all executive officers: our PEO’s compensation was compared against the compensation paid to the PEOs in the same compensation survey group as used for comparing the compensation of the other executive officers.

2.	Benchmarks. We used the same benchmarks for all executive officers. The Compensation/Nominating/Governance (C/N/G) Committee attempts to set the total compensation level for all executive officers, including our PEO, at approximately the 50th percentile (size adjusted) of the compensation survey peer group for the achievement of “target” performance. In 2006, the total compensation level for our PEO, at target performance, was approximately 9% below the 50th percentile of the PEOs in the compensation survey peer group; the total compensation for the other executive officers averaged approximately 8% below the 50th percentile of comparable positions in such group.

Securities and Exchange Commission
December 4, 2007

3.	Base Salary Increases. We adjusted the base salaries for all executive officers following the same general policies, which take into account both compensation survey data and the officers’ responsibilities, performance, and experience. In 2006, the PEO’s base salary was increased approximately 5.8%, and the base salary increases for the other executive officers averaged approximately 4.3%. Some executive officers received increases greater than 5.8%.

4.	Incentive Compensation Targets and Payouts. We paid our incentive compensation at the same percentage of target for all executive officers. Payouts for 2006 under the Annual Incentive Awards and the Performance Share program were based on the same performance criteria, and paid out at the same percentage, for all executive officers, including the PEO.

5.	Pension Arrangements. One area where an action was taken that affected the PEO, but not the other executive officers, related to pensions, but that was the result of different circumstances rather than a different policy or decisions. The PEO has a separate agreement regarding the calculation of his pension, which was entered into in 1997 with a predecessor company. The Company amended this agreement in 2006 to clarify the basis under which the PEO’s pension is to be calculated so that the lump sum factor used to convert his pension to a lump sum was frozen at age 55. This clarification was required because the structure of the PEO’s pension agreement was such that the value of his pension actually went down the longer he remained with the Company, which conflicted with a basic design principle of the Company’s compensation program, which (as outlined in the Compensation Discussion and Analysis (CD&A) section of our proxy statement) includes attracting, retaining, and motivating key executive talent. This was not necessary for the other executive officers because they did not have a pension agreement similar to the PEO’s.
In our CD&A in our proxy statement for our 2008 Annual Meeting, we will include discussion to the effect that the policy and decisions for the PEO are not materially different than the policy and decisions for other executive officers.
Annual Incentive Awards, page 14
13.	Please describe supplementally the formulas that the compensation committee used to determine to pay out the 2006 annual incentive awards at 200% of the target amounts. Since the targets for the named executive officers range from 55% to 100% of base salary, explain how their incentive awards were calculated. Please also confirm that you will include this information for the most recently completed fiscal years in your future filings.

Securities and Exchange Commission
December 4, 2007

Response: In determining an executive officer’s Annual Incentive Award, there are two relevant percentages:
•	First, each executive officer has a “target” amount for his or her Annual Incentive Award, which is a percentage of his or her base salary, ranging (for the named executive officers) from 55% to 100%.

•	Second, based on the Company’s performance against the performance criteria for a given year, the Company pays out the Annual Incentive Awards ranging from 0-200% of target (“performance percentage”).
For example, in 2006 Mr. Wambold, our PEO, had a target of 100% of his base salary, or $910,000. Because, as discussed below, the Company significantly exceeded all of its performance goals for 2006, the performance percentage for awards for 2006 was 200% of target, so Mr. Wambold received an Annual Incentive Award of $1,820,000 (200% of 100% of his base salary). Mr. Faulkner, our then General Counsel, had a target of 55% of his base salary, or $185,570; based on the Company’s performance percentage, Mr. Faulkner received an Annual Incentive Award of $371,140 (200% of 55% of his base salary).
The applicable percentage of base salary for an executive officer’s target is determined based on market data, including review of a compensation survey prepared by the compensation consultants retained by the C/N/G Committee, Hewitt Associates LLC. The Committee attempts to set target total compensation at approximately the 50th percentile of the comparison group; in making this determination, the Committee considers all elements of compensation, including the Annual Incentive Awards. As discussed in the CD&A regarding the objectives of the Company’s compensation programs, as an executive officer’s compensation and responsibilities increase, his or her target Annual Incentive Award will be a greater percentage of base salary so that a higher percentage of his or her total compensation will be variable, at risk and performance-based.
The Committee establishes the Company’s target performance criteria for Annual Incentive Awards in the first quarter of each year. In 2006, it approved target performance levels for earnings per share (EPS) of $1.11 ($0.93 excluding pension earnings and Extraordinary Items, as defined in the Company’s Incentive Compensation Plan), and for free cash flow of $140 million. Those figures were the approximate midpoints of the Company’s EPS ($1.07 to $1.17 per share) and free cash flow ($130 million to $150 million) ranges set forth in our 2006 Annual Operating Plan (which was approved by our Board of Directors). Furthermore, these ranges were publicly disclosed in our earnings release issued on January 23, 2006. In computing Annual Incentive Awards, EPS is weighted 70% and free cash flow is weighted 30%.

Securities and Exchange Commission
December 4, 2007

At the time the C/N/G Committee sets the EPS and free cash flow targets, it also approves a payout formula around these targets so that performance above or below target can generate an award above or below 100% of target. In 2006, the Annual Incentive Award payout formula ran from approximately 70% of target EPS/free cash flow, at which point an Annual Incentive Award of 50% of an executive’s target could be earned (below 70% performance no Annual Incentive Award would have been earned) to approximately 125% of target EPS/free cash flow, at which point the maximum (200% of target) could be earned. The Committee also retains the right to adjust the targets and formula based on changes in circumstances and other performance factors. In 2006, the Company’s EPS excluding pension earnings and Extraordinary Items was $1.47 versus a target of $0.93, or 158% of the performance target, and its free cash flow was $308 million versus a target of $140 million, or 220% of the performance target. Based on the approved formula, these results called for Annual Incentive Awards to be paid at 200% of target, and the Committee approved the payouts at that level. The payout for all named executive officers as a percentage of their individual targets was the same — that is, each received 200% of his or her target.
We will include this information consistent with the above for the most recently completed fiscal years in our future filings.
Long-Term Incentives, Page 14
14.	Please supplementally disclose how the target number of shares and the associated 0% to 200% rate are determined for the earned performance shares. Please also confirm that you will include this information for the most recently completed fiscal years in your future filings.
Response: Similar to the Annual Incentive Awards, the amount of performance shares an executive officer earns in a year is a function of (i) the target amount of his award (for that year), and (ii) the Company’s performance against the selected performance criteria.
The target number of shares for each executive officer’s award under the Performance Share program is determined based on market data, including review of a compensation survey prepared by Hewitt. The C/N/G Committee attempts to set target total compensation at approximately the 50th percentile of the comparison groups. In making this determination, the Committee considers all elements of compensation, including the performance shares. As discussed in the CD&A regarding the objectives of the Company’s compensation programs, as an executive officer’s compensation and responsibilities increase, the percentage of his or her total target compensation derived from performance shares will increase so that a higher percentage of his or her total compensation will be variable, at risk and performance-based.

Securities and Exchange Commission
December 4, 2007

Because performance share awards are for three years, an executive officer usually has three “tranches” being earned each year. In 2006, for example, an executive officer who had received performance share awards in 2004, 2005, and 2006 would have had the third year of the 2004-06 award, the second year of the 2005-07 award, and the first year of the 2006-08 award being earned. All three tranches were earned based on the Company’s performance in 2006 against the performance criteria selected by the C/N/G Committee for that year.
The Committee establishes the performance criteria for the annual tranches of the performance share program in the first quarter of each year. In 2006, it approved target levels of $1.11 ($0.93 excluding pension earnings and Extraordinary Items) for EPS, and 10.5% for return on capital employed (ROCE). As indicated above, the EPS target was the approximate midpoint of the Company’s publicly disclosed EPS guidance range at the beginning of 2006, and was set forth in our Annual Operating Plan. The ROCE target was set forth in our Annual Operating Plan, but we do not publicly disclose our ROCE because it is a non-GAAP performance measure, the required reconciliation of which to GAAP would be, we believe, very complicated and potentially confusing. Also, certain of the elements of the ROCE calculation are not determinable from the face of our financial statements.
At the time the Committee sets the EPS and ROCE performance targets, it also approves a formula so that performance above or below performance targets can generate an award above or below 100% of the target amount. The payout formula runs from approximately 75% of target performance, at which point 50% of the target shares could be earned (below 75% target performance no shares would be earned), to approximately 120% of target performance, at which point the maximum (200% of target shares) could be earned. The Committee retains the right to adjust the targets and formula based on changes in circumstances and other performance factors. In 2006, the Company’s EPS excluding pension earnings and Extraordinary Items was $1.47 versus a target of $0.93, or 158% of target performance, and its ROCE was 14.5%, or 138% of target performance. Based on the approved formula, these results called for the 2006 tranches of the performance shares to be earned at 200% of target payout, which was approved by the Committee. The percentage of shares earned by all participants, as a percentage of their individual targets, was the same — that is, each received 200% of his or her target shares.
Following 2006, the 2004-06 award, reflecting the results for 2004, 2005, and 2006, was paid out. The payout of a performance share award is the sum of the amounts earned in each of the three years, subject to adjustment by the

Securities and Exchange Commission
December 4, 2007

Committee, as indicated above. The three tranches of the 2004-06 performance share awards were earned as follows: 2004: 70% of target shares; 2005: 110% of target shares; and 2006: 200% of target shares. This resulted in an average of 126.67%, which is the percentage at which the 2004-06 award was paid out. All participants received the same percentage payout on their 2004-06 awards.
We will include information consistent with the above for the most recently completed fiscal years in our future filings.
15.	Please supplementally disclose the target and actual levels for each item of corporate performance that are measured (earnings per share and return on capital) and describe the formulas used to value each award tranche. Please also confirm that you will include this information for the most recently completed fiscal years in your future filings.
Response: See answer to comment 14, above. We will include information consistent with the above for the most recently completed fiscal years in our future filings.
Please feel free to contact the undersigned at 847-482-3625 if you have any questions regarding our responses, if you would like further information.

Sincerely, Pactiv Corporation
By:	/s/ Andrew A. Campbell
Andrew A. Campbell
Senior Vice President and Chief Financial Officer

cc:	Brigette Lippmann
Ernest Greene